File No. 70-10236

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                ------------------------------------------------
                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM U-1
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ------------------------------------------------

National Grid Transco plc                         New England Power Company
National Grid (US) Holdings Limited               Massachusetts Electric Company
National Grid (US) Investments 4                  The Narragansett Electric Company
National Grid (US) Partner 1 Limited              Granite State Electric Company
National Grid (US) Partner 2 Limited              Nantucket Electric Company
1-3 Strand                                        New England Electric Transmission Corporation
London WC2N 5EH                                   New England Hydro-Transmission Corporation
United Kingdom                                    New England Hydro-Transmission Electric Co.
                                                  Inc.
National Grid General Partnership                 National Grid USA Service Company Inc.
c/o RL&F Service Corp.                            National Grid USA
One Rodney Square                                 National Grid Holdings Inc.
Wilmington,                                       25 Research Drive
New Castle County, DE 19801                       Westborough, MA 01582

And the direct and indirect nonutility            Niagara Mohawk Holdings, Inc.
subsidiary companies of National Grid Transco     Niagara Mohawk Power Corporation
plc listed on Exhibit A to the Application.       300 Erie Boulevard West
                                                  Syracuse, New York 13202

                ------------------------------------------------
                            National Grid Transco plc

                    (Name of top registered holding company)
                ------------------------------------------------

                                 Gregory A. Hale
                             Deputy General Counsel
                                National Grid USA
                                25 Research Drive
                        Westborough, Massachusetts 01582
                            Telephone: (508) 389-3187
                            Facsimile: (508) 389-3518

                     (Name and address of agent for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

                              Markian M. W. Melnyk
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              1875 Connecticut Ave.
                           Washington, D.C. 20009-5728
                            Telephone: (202) 986-8212
                            Facsimile: (202) 986-8102

     This Post-Effective Amendment No. 2 amends the Application originally filed with the Securities and Exchange Commission (the "Commission") in File No. 70-10236 on July 15, 2004 and subsequently amended on August 30, 2004, September 30, 2004, and December 17, 2004 to provide further information in Item 1 regarding National Grid Transco plc's compliance with Rule 53(c) and to conform Items 2, 5 and 6.


Item 1. Description of the Proposed Transaction

A.   Introduction.

     National Grid Transco plc ("National Grid Transco"), a registered public utility holding company under the Public Utility Holding Company Act of 1935 (the "Act") requests the Commission to release jurisdiction regarding National Grid Transco's issuance of securities for the purpose of financing additional investments in foreign utility companies ("FUCOs").

B.   Discussion

     1.   Request for Release of Jurisdiction

     By order dated September 30, 2004, Holding Co. Act Release No. 27898 ("September Order"), the Commission authorized National Grid Transco and the direct and indirect National Grid Transco subsidiaries identified on the cover page and in Exhibit A of the Application (collectively, the "Applicants") to engage in certain financing and other transactions described in the September Order and the Application in SEC File No. 70-10236, as amended. The September Order authorized the Applicants to engage in the transactions proposed in the Application but reserved jurisdiction over, among other things, National Grid Transco's issuance of securities to finance an additional USD 20 billion of FUCO investments, pending completion of the record. National Grid Transco now supplements the record with additional information regarding its compliance with Rule 53(c) under the Act and requests that, based on this supplementary information, the Commission find that the additional FUCO investment authorization proposed in the Application may be granted.

     Amendment number 1 to National Grid Transco's application on Form U-1/A (SEC File No. 70-10236) requesting FUCO financing authorization was filed on August 30, 2004. In that filing National Grid Transco noted that the FUCO Order/1 had authorized National Grid Transco to invest up to USD 20 billion to finance FUCO investments and NGT requested authorization "to issue up to $20 billion of securities during the Authorization Period for the purpose of financing additional FUCO investments." (Emphasis added.) NGT explained at the time that its current aggregate investment, as defined in Rule 53(a), in FUCOs as of September 30, 2003 was USD 14,949 million, and based on that amount the additional FUCO investment authorization of USD 20 billion could result in a total aggregate investment in FUCOs of USD 34,949 million during the Authorization Period.

     The notice published by the Commission on August 30, 2004, Holding Co. Act Release No. 27888, provided that "National Grid Transco now seeks to use the authorization requested in this Application to issue up to $20 billion of securities during the Authorization Period for the purpose of financing additional FUCO investments beyond its current $14.9 [billion] investment." The Commission's order granting National Grid Transco's application in chief, and reserving jurisdiction over certain transactions including additional FUCO investments in excess of USD 20 billion,/2 repeated the company's request for an additional USD 20 billion of FUCO investment authorization. The Commission reserved jurisdiction over FUCO investments in excess of USD 20 billion because National Grid Transco had not fully demonstrated, principally

--------------------
1 By order dated October 16, 2002, Holding Co. Act Release No. 27577 (the "FUCO Order"), the Commission authorized National Grid Transco to invest up to USD 20 billion in FUCOs.

2 The order reserved jurisdiction over "(a) the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission under this Application at any time that the Investment Grade Condition is not satisfied, (b) the participation of any National Grid Transco System company in the Money Pool, other than the Utility Subsidiaries and ServiceCo, as a borrower and (c) the issuance of securities to finance additional FUCO investments resulting in a total aggregate investment in excess of $20 billion pending completion of the record." September Order at 50.

through letters from state commissions regulating its public utility subsidiaries, that the proposed investments would not have an adverse impact on the utility subsidiaries or on the ability of the state commissions to protect such subsidiaries and their customers.

     The reservation of jurisdiction, therefore, permitted National Grid Transco to continue to invest in FUCOs up to USD 20 billion, consistent with the Commission's FUCO Order, until such time as the company completed the record with appropriate letters from the state commissions with regard to the proposed additional USD 20 billion of FUCO investments. Lifting the reservation of jurisdiction would remove the restriction on National Grid Transco's investment of up to an additional USD 20 billion in FUCOs.

     In this application National Grid Transco requests that the Commission release of jurisdiction over USD 17 billion of the additional USD 20 billion of FUCO investment authorization and retain jurisdiction over the remaining USD 3 billion of the additional investment amount. In support, National Grid Transco has provided the necessary letters from the state commissions with jurisdiction over the retail operations of National Grid Transco's public utility subsidiary companies. In addition, National Grid Transco has updated the record with regard to its current level of aggregate investment in FUCOs. As of September 30, 2004, National Grid Transco's aggregate investment in FUCOs was GBP 10,635 million (USD 19,143 million). The increase over the aggregate investment in FUCOs as of September 30, 2003 ($14,949 million), is attributable principally to movements in guarantees and intercompany loans together with the registration of National Grid Holdings One plc as a FUCO on April 1, 2004, and the transfer of Lattice Group plc to National Grid Holdings One plc, which resulted in a step-up in basis of the Lattice Group plc investment to its fair market value as of the date of transfer./3

     The incremental investment in FUCOs between the USD 14,949 million figure reported in the notice and the September Order, and the USD 19,143 million figure reported in this application for release of jurisdiction should properly be viewed as investments made under an extension of the Commission's prior order permitting investments up to USD 20 billion./4 The release of jurisdiction requested in this application would provide National Grid Transco with an additional USD 17 billion of FUCO financing authority. Accordingly, when added to the current aggregate FUCO investment, the release of jurisdiction over an additional USD 17 billion would permit National Grid Transco to increase its total aggregate FUCO investment authority to USD 36.143 billion. National Grid Transco requests that the Commission continue to reserve jurisdiction over the remaining USD 3 billion of the requested FUCO investment authorization until the record is complete with respect to such investments.

     2.   Analysis Under Rule 53(c)

     National Grid Transco's aggregate investment in FUCOs currently exceeds the "safe harbor" afforded by rule 53(a) because its "aggregate investment" (as defined in rule 53(a)(1)) exceeds 50% of its "consolidated retained earnings" (also as defined in rule 53(a)(1)). At September 30, 2004, National Grid Transco's current aggregate investment in FUCOs was GBP 10,635 million (USD 19,143 million), while its consolidated retained earnings calculated in accordance with US GAAP were GBP 2,700 million (USD 4,860 million).

--------------------
3 National Grid Holdings One plc owns both National Grid Holdings Limited and Lattice Group plc; the FUCOs as of March 31, 2004. As of that date, using a conversion ratio at that time of 1 GBP to 1.83 USD, National Grid Transco's aggregate investment, as defined in Rule 53, in FUCOs was GBP 8,998 million (USD 16,466 million).

4 Reference to National Grid Transco's current aggregate FUCO investment at any point in time serves as a point of reference only; to put the request for an additional FUCO investment authorization in perspective.

Combined with the additional FUCO investment authorization of USD 17 billion requested in this Application, National Grid Transco's aggregate authorized investment in FUCOs would be USD 36,143 million during the Authorization Period. Such amount would be 744% of the September 30, 2004 consolidated retained earnings.

     National Grid Transco's investments in FUCOs should not cause a material adverse impact on National Grid Transco's consolidated capitalization. National Grid Transco has no EWG investments. At September 30, 2004, National Grid Transco's consolidated capitalization consisted of 38.3% equity, 61.5% debt and 0.2% preferred stock issued by subsidiaries. National Grid Transco's senior unsecured debt is investment grade (rated A- by S&P and Baa1 by Moody's). In accordance with an order of the Commission dated September 30, 2004, Holding Co. Act Release No. 27898, National Grid Transco has committed to maintain a consolidated common equity ratio (subject to certain qualifications), of at least 30%. National Grid Transco asserts that the proposed transactions will have no adverse impact on its ability to meet that commitment.

     National Grid Transco satisfies the other conditions of paragraphs (a) and
(b) of Rule 53, except that the books and records of its FUCO subsidiaries are maintained in accordance with UK GAAP, rather than US GAAP. National Grid Transco is in compliance with the limit in rule 53(a)(3) which provides that no more than 2% of the employees of National Grid Transco's U.S. public utility companies ("Utility Subsidiaries") may render services, at any one time, directly or indirectly, to FUCOs in which National Grid Transco directly or indirectly holds an interest.

Further, in accordance with rule 53(a)(4), National Grid Transco has provided a copy of the application in this matter to each regulator referred to below, and National Grid Transco will comply with the rule's other requirements concerning the furnishing of information. None of the circumstances enumerated in subparagraphs (1), (2) and (3) of rule 53(b) is currently triggered.

     National Grid Transco's investments in FUCOs will be segregated from the Utility Subsidiaries and none of the Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any FUCO in which National Grid Transco owns any interest. In addition, FUCO investments will not have any negative impact on the ability of the Utility Subsidiaries to fund operations and growth. The Utility Subsidiaries will continue to have financial facilities in place or access to National Grid Transco financing facilities that will adequately support their operations.

     The proposed FUCO financing authorization also will not have an adverse impact on the ability of any state commission to protect the Utility Subsidiaries or their customers. All state commissions with jurisdiction over the retail rates of the Utility Subsidiaries have provided the Commission with statements in support of this finding. Each of the affected state commissions has confirmed that National Grid Transco's proposed additional FUCO investments will not have an adverse impact on the ability of the state commissions to protect National Grid Transco's utility subsidiaries subject to their jurisdiction or the subsidiaries' customers.

     In particular, the New York Public Service Commission ("NYPSC"), in its letter dated December 1, 2004, has acknowledged that National Grid Transco's "proposed investments will not have an adverse impact on Niagara Mohawk Power Corporation, or its respective customers, or the ability of the [NYPSC] to protect Niagara Mohawk Power Corporation or its ratepayers in

New York." The NYPSC also confirmed that it has the authority and resources to protect New York ratepayers and intends to continue exercising that authority./5 Similarly, the Rhode Island Public Utility Commission ("RIPUC") in its September 23, 2004 letter to the Commission concluded that "[National Grid Transco's] proposed investments will not have an adverse impact on Narragansett Electric [Company], or its respective customers, or the ability of the [RIPUC] to protect ratepayers in Rhode Island. The [RIPUC] is of the view that it has the authority and resources to protect Rhode Island ratepayers and it intends to continue exercising that authority."

     The New Hampshire Public Utility Commission ("NHPUC"), in a letter dated September 30, 2004 raised concerns about the potential impact of National Grid Transco's application on the utilities over which the NHPUC has jurisdiction./6 In its letter dated November 29, 2004, the NHPUC indicates that representatives of the NHPUC and National Grid Transco met to discuss these concerns and the NHPUC has been assured that it would continue to have the jurisdictional authority it currently holds over the National Grid Transco retail utility subsidiaries, including the NHPUC's standards regarding long and short term debt. The NHPUC further expressed its satisfaction that "approval by the Securities and Exchange Commission of the Form U-1 Application [of National Grid Transco] will not infringe upon [the NHPUC's] regulatory authority."

     The Massachusetts Department of Telecommunications and Energy ("MDTE") concluded, in its letter dated September 24, 2004, that National Grid Transco's existing interest

--------------------
5 The NYPSC letter references a November 3, 2004 letter from Kirk L. Ramsauer, Deputy General Counsel, National Grid to Hon. William M. Flynn, Chair of the NYPSC, clarifying that National Grid Transco will restrict any guarantees issued by Niagara Mohawk Holdings, Inc. ("NIMO Holdings") to obligations of NIMO Holdings' direct and indirect subsidiaries.

6 The New Hampshire jurisdictional utilities are Granite State Electric Company; New England Hydro-Transmission Corporation; New England Power Company; and New England Electric Transmission Corporation.

and proposed additional investments in FUCOs will not have an adverse impact on the ability of the MDTE to protect Massachusetts Electric Company or Nantucket Electric Company or their respective customers./7 The MDTE also stated that "pursuant to G.L. c. 164, the [MDTE] has the authority and resources to protect ratepayers in Massachusetts and it intends to continue exercising that authority."

     Based on the foregoing statements from the affected state commissions, the Commission should find that the requirements of Rule 53(c) are satisfied and it should release jurisdiction over National Grid Transco's issuance of securities to finance additional FUCO investments. The release of jurisdiction would permit National Grid Transco to issue securities to finance USD 17 billion of additional investments in FUCOs in excess of the current USD 19.143 billion aggregate FUCO investment during the Authorization Period, subject to compliance with the parameters set forth in the Application and the September Order applicable to the issuance of securities by National Grid Transco. The relief requested is necessary for National Grid Transco to continue to finance and operate permitted FUCO businesses in compliance with the Act.

     Applicants request that the Commission continue to reserve jurisdiction over: (a) the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission under this Application at any time that the Investment Grade Condition is not satisfied, (b) the participation of any National Grid Transco System company in the Money Pool, other than the Utility Subsidiaries and ServiceCo, as a borrower, and (c) the USD 3 billion balance of the requested FUCO investment authorization.

--------------------
7 The MDTE provided its statement to the Commission before the filing of pre-effective Amendment No. 2 to the Application on September 30, 2004.

Item 2. Fees, Commissions And Expenses

     The fees, commissions and expenses to be paid or incurred by National Grid Transco directly or indirectly in connection with the preparation of this Post-effective Amendment to the Application are estimated to be approximately USD 8,000.

Item 3. Applicable Statutory Provisions

     Rule 53(c) under the Act is applicable to the relief requested in this Post-Effective Amendment.

Item 4. Regulatory Approvals

     No state commission and no federal commission, other than the Commission, has jurisdiction over the relief requested in this Post-Effective Amendment.

Item 5. Procedure

     The Commission issued a notice of the filing of the Application on August 30, 2004. A new notice of the instant request for a release of jurisdiction is not required. The Commission is respectfully requested to issue an order authorizing the relief requested herein forthwith.

     A recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed release of jurisdiction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

Exhibits
--------

*  *  *

F Letter from the State of New York Department of Public Service, Public Service Commission dated December 1, 2004 (including letter from Kirk L. Ramsauer dated November 3, 2004) (previously filed).

G Letter from the State of Rhode Island Public Utilities Commission dated September 23, 2004 (previously filed).

H Letters from the State of New Hampshire Public Utilities Commission dated September 30, 2004 and November 29, 2004 (previously filed).

I    Letter from the Commonwealth of Massachusetts Department of
     Telecommunications and Energy dated September 24, 2004 (previously filed).



Item 7. Information as To Environmental Effects

     The proposed transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment to its Application to be signed on its behalf by the undersigned thereunto duly authorized. The signature of the applicants, through the undersigned, is restricted to the information contained in this Amendment which is pertinent to the Application.

Date: March 7, 2005             National Grid Transco plc and its subsidiaries


                                By: /s/ Gregory A. Hale
                                    -------------------
                                Gregory A. Hale
                                Deputy General Counsel
                                National Grid USA